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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                SCHEDULE 14D-1
                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D*
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------
                               CCH INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                ---------------
                           WK ACQUISITION SUB, INC.
                               WOLTERS KLUWER NV
                                   (BIDDERS)

                                ---------------
                CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                ---------------
                      124883 10 9 (CLASS A COMMON STOCK)
                      124883 20 8 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                             MR. PETER W. VAN WEL
                               WOLTERS KLUWER NV
                               STADHOUDERSKADE 1
                               1054 ES AMSTERDAM
                                THE NETHERLANDS
                              011-31-20-607-0400

                                with a copy to:
                            ARNOLD J. SCHAAB, ESQ.
                        PRYOR, CASHMAN, SHERMAN & FLYNN
                                410 PARK AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 421-4100

         (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                ---------------


                           CALCULATION OF FILING FEE

                    --------------------------------------

  Transaction valuation: $1,833,477,687/1/  Amount of filing fee: $366,695.54

                    --------------------------------------
  /1/ For purposes of calculating fee only. The amount assumes the purchase of 33,035,634 Shares (as defined herein) at $55.50 in cash per Share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by WK Acquisition Sub, Inc. for such number of Shares.

  [_] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID: NOT         FILING PARTY: NOT APPLICABLE
             APPLICABLE

   FORM OR REGISTRATION NO.: NOT         DATE FILED: NOT APPLICABLE
             APPLICABLE
-------
  * This Statement also constitutes the Statement on Schedule 13D of WK Acquisition Sub, Inc. and Wolters Kluwer nv filed with respect to the shares of Class A Common Stock, par value $1.00 per share, and Class B Common Stock, par value $1.00 per share, of CCH Incorporated beneficially owned by WK Acquisition Sub, Inc. and Wolters Kluwer nv.


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                              Page 1 of   pages.


                      Exhibit Index is located on page 8.

     CUSIP NOS. 124883 10 9 AND                             PAGE 2 OF   PAGES
             124883 20 8


 1.
  NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  WK Acquisition Sub, Inc.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS
  AF
--------------------------------------------------------------------------------

 5.
  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
   9,568,966.6 shares of Class A Common Stock
   and 9,497,700.7 shares of Class B Common
   Stock pursuant to the Stock Option and
   Tender Agreement dated as of November 27,
   1995.
--------------------------------------------------------------------------------

 8.
  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   57.5% (Class A Common Stock)
   57.9% (Class B Common Stock)
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON
  CO

     CUSIP NOS. 124883 10 9 AND                             PAGE 3 OF   PAGES
             124883 20 8


 1.
  NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Wolters Kluwer nv
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS
  BK
--------------------------------------------------------------------------------

 5.
  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(e) OR 2(f)                                         [_]

--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  The Netherlands

--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
   9,568,966.6 shares of Class A Common Stock
   and 9,497,700.7 shares of Class B Common
   Stock pursuant to the Stock Option and
   Tender Agreement dated as of November 27,
   1995.
--------------------------------------------------------------------------------

 8.
  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------

 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   57.5% (Class A Common Stock)
   57.9% (Class B Common Stock)
--------------------------------------------------------------------------------

10.
  TYPE OF REPORTING PERSON
  CO

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by WK Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Wolters Kluwer nv, a corporation organized under the laws of The Netherlands ("Parent"), to purchase all outstanding shares of Class A Common Stock, par value $1.00 per share, and Class B Common Stock, par value $1.00 per share (collectively, the "Shares"), of CCH Incorporated, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal for Class A Common Stock and Letter of Transmittal for Class B Common Stock (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with this Statement as Exhibits
(a)(1), (a)(2) and (a)(3), respectively. This Statement also constitutes the Statement on Schedule 13D of the Purchaser and Parent with respect to the Shares beneficially owned by the Purchaser and Parent.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is CCH Incorporated, a Delaware corporation. The principal executive offices of the Company are located at 2700 Lake Cook Road, Riverwoods, Illinois 60015.

  (b) The class of equity securities to which this Statement relates is the Class A Common Stock, par value $1.00 per share, and Class B Common Stock, par value $1.00 per share, of the Company. The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d) and (g) This Statement is being filed by the Purchaser and Parent. The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser, the Holding Companies and Parent") and Schedule I ("Directors and Executive Officers of Parent, the Holding Companies and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

  (e) and (f) During the last five years, none of the Purchaser, Wolters Kluwer International Holding B.V., a corporation organized under the laws of The Netherlands ("Wolters Kluwer International"), Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer US"), WK America, Inc., a Delaware corporation ("WK America," and together with Wolters Kluwer International and Wolters Kluwer US, the "Holding Companies") or Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I ("Directors and Executive Officers of Parent, the Holding Companies and the Purchaser") to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser, the Holding Companies and Parent"),
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer and the Merger; Merger Agreement and Option Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(c) The information set forth in "Introduction," Section 6 ("Price Range of Shares; Dividends"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer and the Merger; Merger Agreement and Option Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Trading of the Shares on the Nasdaq National Market; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser, the Holding Companies and Parent"),
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer and the Merger; Merger Agreement and Option Agreement") of the Offer to Purchase is incorporated herein by reference. As a result of Parent's option to purchase certain Shares legally and/or beneficially owned by Oakleigh B. Thorne, Honore
T. Wamsler, Daniel K. Thorne and certain affiliates of such individuals (collectively, the "Sellers") pursuant to the Stock Option and Tender Agreement, dated as of November 27, 1995, by and among Parent, the Purchaser and the Sellers, the Purchaser and Parent may be deemed to beneficially own 9,568,966.6 shares of Class A Common Stock and 9,497,700.7 shares of Class B Common Stock, representing 57.5% and 57.9% of the total number of shares of Class A Common Stock and Class B Common Stock outstanding, respectively (based on the total number of shares of Class A Common Stock and Class B Common Stock outstanding at the close of business on November 24, 1995, as represented to the Purchaser and Parent by the Company).

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser, the Holding Companies and Parent"), Section 10 ("Background of the Offer; Past Contacts, Transactions and Negotiations with the Company") and Section 11 ("Purpose of the Offer and the Merger; Merger Agreement and Option Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Holding Companies and Parent") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in "Introduction," Section 8 ("Certain Information Concerning the Purchaser, the Holding Companies and Parent"),
Section 10 ("Background of the Offer; Past Contacts, Transactions and Negotiations with the Company") and Section 11 ("Purpose of the Offer and the Merger; Merger Agreement and Option Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 11 ("Purpose of the Offer and the Merger; Merger Agreement and Option Agreement") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Trading of the Shares on the Nasdaq National Market; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal for Class A Common Stock and Letter of Transmittal for Class B Common Stock, copies of which are attached hereto as Exhibits (a)(1),
(a)(2) and (a)(3), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Offer to Purchase, dated December 1, 1995.
(a)(2) Letter of Transmittal for Class A Common Stock.
(a)(3) Letter of Transmittal for Class B Common Stock.
(a)(4) Notice of Guaranteed Delivery.
(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8) Press Release issued November 27, 1995.
(a)(9) Summary Advertisement, dated December 1, 1995.
(b)   Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of November 27, 1995, among Parent, the Purchaser and the Company.
(c)(2) Stock Option and Tender Agreement, dated as of November 27, 1995, by and among Parent, the Purchaser and Oakleigh B. Thorne, Honore T. Wamsler, Daniel K. Thorne and certain affiliates of such individuals.
(d)   Not applicable.
(e)   Not applicable.
(f)   Not applicable.

                                  SIGNATURES

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1995

                                          Wolters Kluwer nv

                                                   /s/ Peter W. van Wel
                                          By: _________________________________
                                                     Peter W. van Wel
                                                  Member, Executive Board

                                          WK Acquisition Sub, Inc.

                                                     /s/ Bruce C. Lenz
                                          By: _________________________________
                                                       Bruce C. Lenz
                                                 Executive Vice President

                                 EXHIBIT INDEX

 EXHIBIT                         EXHIBIT NAME                          PAGE NO.
 -------                         ------------                          --------
 (a)(1)  Offer to Purchase, dated December 1, 1995..................
 (a)(2)  Letter of Transmittal for Class A Common Stock.............
 (a)(3)  Letter of Transmittal for Class B Common Stock.............
 (a)(4)  Notice of Guaranteed Delivery..............................
 (a)(5)  Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees...............................
 (a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees..................
 (a)(7)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9..............................
 (a)(8)  Press Release issued November 27, 1995.....................
 (a)(9)  Summary Advertisement, dated December 1, 1995..............
 (b)     Not applicable.............................................
 (c)(1)  Agreement and Plan of Merger, dated as of November 27,
         1995, among Parent, the Purchaser and the Company..........
 (c)(2)  Stock Option and Tender Agreement, dated as of November 27,
         1995, by and among Parent, the Purchaser and Oakleigh B.
         Thorne, Honore T. Wamsler, Daniel K. Thorne and certain
         affiliates of such individuals.............................
 (d)     Not applicable.............................................
 (e)     Not applicable.............................................
 (f)     Not applicable.............................................